Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 19
DATED JUNE 11, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 19 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010, Supplement No. 15 dated May 3, 2010, Supplement No. 16 dated May 17, 2010, Supplement No. 17 dated May 24, 2010 and Supplement No. 18 dated June 3, 2010.  Unless otherwise defined in this Supplement No. 19, capitalized terms used herein have the same meanings as set forth in the prospectus.

Management

Our Directors and Executive Officers

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Directors and Executive Officers,” which begins on page 100.

At our 2010 annual meeting of stockholders, held June 3, 2010, our stockholders elected Ms. Gujral and Messrs. Daniels, Grupe, Lazarus, Parks and Wurtzebach to serve as directors for a term ending at the 2011 annual meeting of stockholders.

Description of Real Estate Assets

Investments in Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 15.

Recent Acquisitions

As of June 11, 2010, we had completed the following property acquisitions:

Property Name	Date of Acquisition	Aggregate Square Feet	Approximate Purchase Price	Cap Rate (1)	% Economic Occupancy at Date of Acquisition	% Physical Occupancy at Date of Acquisition
The Landing at Tradition	06/10/2010	359,864	$53,878,000	7.70%	92.4%	92.4%
Tradition Village Center	06/10/2010	112,763	$19,827,000	7.45%	99.0%	99.0%
Draper Crossing	05/27/2010	166,845	$23,464,000	8.74%	96.0%	96.0%
Regal Court	05/14/2010	343,470	$43,500,000	8.05%	98.3%	98.3%
Pleasant Hill Commons	02/18/2010	70,642	$12,375,000	7.50%	100.0%	96.6%
Merrimack Village Center	12/11/2009	82,292	$9,760,000	9.50%	96.8%	89.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s projected annual net operating income, as determined during the due diligence process, by the purchase price of the property.  Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, reduced by operating expenses, replacement reserves and vacancy loss provisions.

Tradition Portfolio.  On June 10, 2010, we, through Inland Diversified Port St Lucie Square, L.L.C. and Inland Diversified Port St Lucie Landing, L.L.C., wholly owned subsidiaries formed for this purpose, entered into contracts and simultaneously acquired fee simple interests in two retail centers, a 112,763 square foot center known as Tradition Village Center and a 359,864 square foot center known as The Landing at Tradition, located in Port St. Lucie, Florida.  We purchased these properties, together referred to as the “Tradition Portfolio,” from Tradition Village Center, LLC, The Landing at Tradition Development Company and Landing Phase II, LLC, unaffiliated third parties, for an aggregate purchase price equal to approximately $73.7 million.  We do not believe closing costs will exceed $150,000.  We funded approximately $18.7 million of the purchase price with proceeds from our offering.  Concurrent with closing, we entered into loans secured by the properties, in an aggregate principal amount equal to approximately $55.0 million, for the remainder of the purchase price.  The terms of these loans are discussed below under “— Financing Transactions.”

The underwritten cap rates for The Landing at Tradition and Tradition Village Center are approximately 7.70% and 7.45%, respectively, and are reflections of assumptions and facts applied in the due diligence process for the Tradition Portfolio.  Among the items we considered in determining whether to acquire the Tradition Portfolio included, but were not limited to, the following:

•

The centers are part of a master-planned community located in Port St. Lucie, which is approximately fifty miles north of West Palm Beach and the home of the New York Mets’ spring training headquarters.  Tradition Village Center functions as a gathering place for the community, with an adjacent town hall and park grounds.  The Landing at Tradition is easily visible from highway I-95.

•

The Tradition Village Center property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  According to its public SEC filings, Publix had retail sales of approximately $24.3 billion for the year ended December 27, 2009 and owned over 1,000 supermarkets, with over 700 locations in the State of Florida, at the end of 2009.  We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.

•

The Landing at Tradition includes as its major tenants LA Fitness, The Sports Authority, Bed, Bath & Beyond, TJ Maxx, PetsMart and Old Navy.  This center is also shadow-anchored by Target.

•

The purchase price of the Tradition Portfolio was underwritten assuming that existing vacancies totaling approximately 28,500 square feet of gross leaseable area do not become revenue-producing at any time, and also taking into account all reductions in tenant rent to date.

As of June 7, 2010, Tradition Village Center was 99.0% leased to twenty-eight tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately eight years.  Major tenants of the property include Publix and Windcrest Digital, a digital film, design and production company.  Publix leases 45,600 square feet, or 40.4% of the total gross leasable area of this property, paying an annual base rent of approximately $469,000 under a lease that expires in March 2026.  Under the terms of the lease, Publix has seven five-year options to renew through March 2061.  Windcrest Digital leases 14,491 square feet, or 12.9% of the total gross leasable area of this property, paying an annual base rent of approximately $354,000 under a lease that expires in November 2011.  Under the terms of the lease, Windcrest has one nine-month option to renew through August 2012.

As of June 7, 2010, The Landing at Tradition was 92.4% leased to thirty-one tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately seven years.  Major tenants of the property include LA Fitness and The Sports Authority.  LA Fitness leases 45,209 square feet, or 12.6% of the total gross leasable area of this property, paying an annual base rent of approximately $723,000 under a lease that expires in March 2023.  Under the terms of the lease, LA

Fitness has three five-year options to renew through March 2038.  The Sports Authority leases 40,360 square feet, or 11.2% of the total gross leasable area of this property, paying an annual base rent of approximately $595,000 under a lease that expires in January 2018.  Under the terms of the lease, The Sports Authority has three five-year options to renew through January 2033.

The following tables list, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Tradition Village Center and The Landing at Tradition, respectively, and the approximate rentable square feet represented by the applicable lease expirations.

Tradition Village Center
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	4	14,564	315,276	16%
2011	11	31,462	739,125	37%
2012	2	3,266	86,291	5%
2013	2	6,132	147,525	7%
2014	4	4,239	100,055	5%
2015	–	–	–	–
2016	1	2,102	45,466	2%
2017	3	4,256	103,900	5%
2018	–	–	–	–
2019	–	–	–	–

The Landing at Tradition
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	–	–	–	–
2012	7	40,448	737,026	16%
2013	6	19,433	341,182	7%
2014	1	1,050	29,400	1%
2015	–	–	–	–
2016	–	–	–	–
2017	6	76,299	1,094,114	22%
2018	10	150,091	1,938,080	40%
2019	–	–	–	–

The tables below set forth certain historical information with respect to the occupancy rates at Tradition Village Center and The Landing at Tradition, respectively, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Tradition Village Center
Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	99.3%	$14.76
2008	98.1%	$13.87
2007	100.0%	$13.54
2006	87.1%	$14.08

* The first year of occupancy was 2006.

The Landing at Tradition
Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	92.0%	$15.07
2008	92.3%	$15.95
2007	90.0%	$13.06

* The first year of occupancy was 2007.

We believe that each property in the Tradition Portfolio is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to either property. There are three competitive shopping centers located within approximately two miles of Tradition Village Center and The Landing at Tradition.

Real estate taxes assessed for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $362,000 and $775,000 at Tradition Village Center and The Landing at Tradition, respectively.  The amount of real estate taxes paid was calculated by multiplying each property’s assessed value by a tax rate of 0.023%.  For federal income tax purposes, the depreciable basis in Tradition Village Center and The Landing at Tradition will be approximately $13.9 million and $38.9 million, respectively.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Potential Investments in Real Estate Assets

We are evaluating the purchase of the following properties.  We distinguish potential investments from those investments that are considered “probable.”  We consider an acquisition to be “probable” only once the due diligence for that property has been completed and we have satisfied certain other requirements.  The decision to acquire the following properties will generally depend upon a number of factors, including satisfaction of the conditions to the acquisition contained in the purchase contracts, the completion of due diligence and the receipt of appraisals, environmental reports and lease information.  We may decide not to proceed with either acquisition.

Lake City Commons.  We are evaluating the purchase of a 66,510 square foot center known as Lake City Commons, located in Lake City, Florida.  IREA has entered into an agreement to acquire the property from an unaffiliated third party for approximately $10.6 million, plus closing costs, which we do not believe will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the seller.  If we acquire the property, we will fund the purchase price with proceeds from our offering.  Concurrent with closing, we would likely enter into a loan secured by a first mortgage on the property, in an aggregate amount equal to approximately $5.8 million.

Among the items we are considering in determining to pursue acquiring Lake City Commons include, but are not limited to, the following:

•

The property is anchored by a necessity-based tenant, Publix Super Markets, Inc.  See “— Recent Acquisitions — Tradition Portfolio” for additional information regarding Publix.

•

The property is currently 100% occupied.

•

We believe the property is well situated in Florida.  Lake City, which is approximately sixty miles west of Jacksonville and forty miles north of Gainesville, is the northernmost sizeable city in Florida on Interstate 75, and is located at the intersection point of Interstate 10 and Interstate 75.

As of June 7, 2010, Lake City Commons was 100% leased to twelve tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately fourteen years. The major tenant of the property is Publix, which leases 45,600 square feet, or 68.6% of the total gross leasable area of this property, paying an annual base rent of approximately $490,200.  The Publix lease expires in April 2028, and Publix has seven five-year options to renew through April 2063.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Lake City Commons, and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	1	2,343	41,026	4%
2012	–	–	–	–
2013	8	13,517	276,310	30%
2014	–	–	–	–
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	2	5,050	106,275	12%
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rates at Lake City Commons, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	100%	$13.74
2008	100%	$13.66

*The first year of occupancy was 2008.

We believe that Lake City Commons is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are three competitive shopping centers located within approximately three miles of the property.

Real estate taxes and assessments paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $122,000 at Lake City Commons.  The amount of real estate taxes paid was calculated by multiplying the property’s assessed value by a tax rate of 0.022%.  For federal income tax purposes, the depreciable basis in the property will be approximately $7.4 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Kohl’s Property.  We are evaluating the purchase of an 89,877 square foot property located in Elk Grove, California and leased to Kohl’s Department Stores, Inc. (“Kohl’s”).  IREA has entered into an agreement to acquire the property from an unaffiliated third party for approximately $21.5 million, plus closing costs, which we do not believe will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the seller.  If we acquire the property, we will fund the purchase price with proceeds from our offering.  Concurrent with closing, we would likely enter into a loan secured by a first mortgage on the property, in an aggregate amount equal to approximately $11.8 million.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•

Kohl’s, the property’s sole tenant, is a subsidiary of Kohl’s Corporation.  According to its public SEC filings, Kohl’s Corporation operated 1,058 stores in forty-nine states as of January 30, 2010, and had net sales equal to approximately $17.7 billion for the year ended January 30, 2010.

•

The Kohl’s lease expires in January 2028, and Kohl’s has six five-year options to renew through January 2058.  Kohl’s pays an annual base rent of approximately $1.7 million, or approximately $19.15 per square foot, and its lease is a triple-net lease, meaning that Kohl’s is responsible for the maintenance of the building and common area costs.  We would be responsible for the foundation, roof and structural elements.

•

The property was constructed in 2007.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are three competitive properties located within approximately three miles of the Kohl’s property.

Real estate taxes assessed for the fiscal year ended June 30, 2010 (the most recent tax year for which information is generally available) were approximately $250,000 at the Kohl’s property.  The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 0.010%.  For federal income tax purposes, the depreciable basis in the property will be approximately $15.0 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Financing Transactions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets – Financing Transactions,” which was inserted to the prospectus in Supplement No. 16.

In connection with the closing of the purchase of the Tradition Portfolio, our wholly owned subsidiaries entered into loans secured by the properties, in an aggregate principal amount equal to approximately $55.0 million from KeyBank National Association.  More specifically, Inland Diversified Port St Lucie Square, L.L.C. entered into a loan in the principal amount of $14.0 million secured by Tradition Village Center and Inland Diversified Port St Lucie Landing, L.L.C. entered into a loan in the principal amount of $41.0 million secured by The Landing at Tradition.  Each loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.0% from June 1, 2014 until June 1, 2015, the maturity date. Each loan requires the borrower to make monthly payments of principal (in addition to interest) until the principal has been reduced to the lesser of: (1) $9.5 million for the Tradition Village Center Loan and $31 million for The Landing at Tradition loan; (2) 55% of the appraised value of the property; or (3) an amount such that the loan to cost is no less than 55% (referred to herein as the “final principal payment date”).  The loan may be prepaid in whole or in part, provided that any prepayment prior to November 30, 2014 generally will be subject to a prepayment premium.  The lender also may require the applicable borrower to prepay a portion of its loan if, following the final principal payment date, an updated appraisal indicates that the loan to value exceeds 55%.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the property, and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  If an event of default occurs under either loan, the lender may declare the entire outstanding balance of that loan, including all accrued and unpaid interest thereon, immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender.

With respect to each loan, we have unconditionally guaranteed the full and prompt payment of 50% of the outstanding principal balance and 100% of all interest on the note when due, whether at maturity, upon acceleration or otherwise. We have also entered into a non-recourse exception guaranty in respect of each loan, under which we will guarantee the payment of amounts equal to any losses, costs or damages, including attorneys’ fees, incurred by the lender as a result of, among other things: fraud or material or willful misrepresentation or willful misconduct by the borrower, us or any of its or our affiliates; any waste to the property; or the filing of a bankruptcy petition by the borrower.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of June 7, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	11,687,755	116,152,196	10,931,591	105,220,605

Shares sold pursuant to our distribution reinvestment plan:	128,704	1,222,684	–	1,222,684

Shares purchased pursuant to our share repurchase program:	(2,000)	(20,000)	–	(20,000)
Total:	11,834,459	$117,554,880	$10,931,591	$106,623,289

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.